QUEST CAPITAL CORP.
(the “Company”)

     Report of Voting Results pursuant to Section 11.3
of National Instrument 51-102 for
the Annual General Meeting of the Company held on May 18, 2010

Matter Voted Upon	Outcome	Ballot Results, If Any
To fix the number of directors at eight	Resolution Passed	N/A

To elect Robert G. Atkinson as a director	Resolution Passed	56,265,517 in favour 118,966 withheld

To elect Brian E. Bayley as a director	Resolution Passed	56,015,376 in favour 930,845 withheld

To elect W. David Black as a director	Resolution Passed	56,013,343 in favour 120,999 withheld

To elect Frank B. Mayer as a director	Resolution Passed	56,017,075 in favour 117,267 withheld

To elect Dale C. Peniuk as a director	Resolution Passed	55,834,963 in favour 299,379 withheld

To elect Stewart J.L. Robertson as a director	Resolution Passed	56,015,449 in favour 118,893 withheld

To elect A. Murray Sinclair as a director	Resolution Passed	55,675,497 in favour 458,845 withheld

To elect Walter M. Traub as a director	Resolution Passed	56,013,483 in favour 120,859 withheld

To appoint PricewaterhouseCoopers LLP as auditors of the Company	Resolution Passed	N/A

Dated at Vancouver, BC, this 26th day of May, 2010.

QUEST CAPITAL CORP.

“Sandra Lee”

__________________
Sandra Lee Secretary